UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SMART BALANCE, INC.
(Name of Subject Company (Issuer))

SMART BALANCE, INC.
(Names of Filing Persons (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

83169Y108
(CUSIP Number of Class of Securities – Underlying Common Stock)

Norman J. Matar, Esq.
Executive Vice President & General Counsel
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey  07652
(201) 568-9300
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On December 15, 2010, Smart Balance, Inc. (the "Company") filed a preliminary proxy statement for a special meeting of stockholders to be held on February 15, 2011 (the "Preliminary Proxy Statement"), which contains the following proposals to be submitted to the Company's stockholders: (a) proposal to approve an amendment to the Company's Second Amended and Restated Stock and Awards Plan to allow the Company to implement a stock option exchange program for its employees other than its executive officers and directors (the "Employee Option Exchange Program") and (b) proposal to approve an amendment to the Company's Second Amended and Restated Stock and Awards Plan to allow the Company to implement a stock option exchange program for its executive officers and employee directors (the "Executive Officer Option Exchange Program").  In connection with the Employee Option Exchange Program and the Executive Officer Option Exchange Program (collectively, the "Option Exchange Program"), the Company is filing herewith (1) the Preliminary Proxy Statement and (2) a list of questions and answers related to the Option Exchange Program (the "Employee Q&A"), which the Company will distribute to its employees in connection with employee meeting(s) regarding the Option Exchange Program.

The Option Exchange Program described in the Preliminary Proxy Statement and Employee Q&A has not commenced and will not commence unless the Company submits the Option Exchange Program for approval by the Company's stockholders and the Company obtains approval from its stockholders at the Special Meeting of Stockholders.  Even if stockholder approval is obtained, the Company may still decide to not implement the Option Exchange Program or to delay its implementation.  The Company has filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement, and will file a definitive proxy statement, for the Special Meeting of Stockholders to be held to vote on the Option Exchange Program.  Stockholders of the Company should read the proxy statement and other related materials when they become available because they will contain important information about the Option Exchange Program, including information relating to the Company's participants in the Company's solicitation of proxies and their interests in the Option Exchange Program.   In addition, if the Option Exchange Program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC.  Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when they become available because they will contain important information about the Option Exchange Program.  The Company's stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov.

Item 12.                      Exhibits.

EXHIBIT NO.	DESCRIPTION

99.1
Preliminary Proxy Statement for the Special Meeting of Stockholders of Smart Balance, Inc. to be held on February 15, 2011 (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2010).

99.2	Smart Balance, Inc. Option Exchange Program Questions and Answers, dated as of December 15, 2010.